Exhibit 99.1

NEWS RELEASE

Endeavour Silver Agrees to Amend Offer for Cream Minerals
 to $0.14 per Share Payable in Cash or Endeavour Shares

Cream Agreed to Support and Recommend Amended Offer to Shareholders; Now Purports to Withdraw From Agreement

Vancouver, Canada – November 9, 2010 - Endeavour Silver Corp. (“Endeavour”) (TSX: EDR, NYSE-Amex: EXK, DB-Frankfurt: EJD) is pleased to announce that, on November 5, 2010, the Board of Directors of Cream (the “Cream Board”) verbally agreed to support and recommend an amended offer (the “Amended Offer”) by Endeavour to acquire all of the issued and outstanding Shares.  On November 8, 2010, Endeavour was advised that the Cream Board purported to withdraw from its agreement to support and recommend the Amended Offer.

Endeavour verbally agreed to amend, and will amend, the initial offer (the “Initial Offer”) to:

(a)
increase the price offered to Cdn$0.14 per Share, payable in cash or 0.02575 of a common share of Endeavour (“Endeavour Share”) at the choice of the Cream shareholders (“Shareholders”); the exchange ratio is based upon the 10-day volume weighted average price of the Endeavour Shares at the close of trading on the Toronto Stock Exchange on November 8, 2010,

(b)	extend the expiry of the Amended Offer to at least 15 days after Endeavour’s notice of variation regarding the Amended Offer (the “Notice of Variation”) is mailed to the Shareholders, and
(c)
provide a further extension of 10 days following the date that the “Minimum Tender Condition” of at least 50.1% of the Shares (on a fully diluted basis) are deposited under the Amended Offer and not withdrawn, and following each announcement by Endeavour of the take up of Shares under the Amended Offer.

If the Minimum Tender Condition is not met at the expiry time of the Amended Offer (as may be extended by Endeavour), at Cream’s election, Endeavour agreed that it would enter into an agreement with Cream (the “Purchase and Option Agreement”) pursuant to which Endeavour would acquire, in consideration of a cash payment of Cdn$5.0 million to Cream, the following:

(a)           a 50% interest in the Nuevo Milenio project; and
(b)
an exclusive and irrevocable option to earn an additional 20% interest in the Nuevo Milenio project exercisable on incurring a minimum of Cdn$5.0 million in work expenditures on the Nuevo Milenio project, of which a minimum of Cdn$1.5 million, Cdn$2.0 million and Cdn$1.5 million in work expenditures must be incurred by the first, second and third anniversary dates, respectively, of the date of execution of the Purchase and Option Agreement.

An additional 1% interest in the Nuevo Milenio project (for an aggregate 51% interest) would be earned by Endeavour after completion of the required first year work expenditures with a further 19% interest (for an aggregate 70% interest) in the Nuevo Milenio project to vest upon completion of the total of Cdn$5.0 million of work expenditures.  The Purchase and Option Agreement is to contain conditions customary for transactions of this nature, but would not be subject to any discretionary conditions (such as due diligence) on the part of Endeavour.  Any such Purchase and Option Agreement is to be entered into by Endeavour and Cream within 30 days of the expiry date of the Amended Offer.

Subject to the conditions of the Amended Offer being met or waived, each Shareholder will receive Cdn$0.14 for each Share tendered under the Amended Offer, payable at the Shareholder’s election in cash or 0.02575 of an Endeavour Share.  The Notice of Variation in respect of the Amended Offer, together with an amended Letter of Transmittal and an amended Notice of Guaranteed Delivery, will be mailed to Shareholders and will be filed with the applicable securities regulatory authorities in Canada and the United States and will be available under Cream at www.sedar.com and www.sec.gov.

Full details of the Initial Offer are contained in Endeavour’s Offer and Circular dated October 4, 2010, as will be amended by the Notice of Variation in respect of the Amended Offer.  The Amended Offer will be subject to certain customary conditions, including at least 50.1% of the Shares of Cream being deposited under the Amended Offer and not withdrawn, the absence of any material adverse change in Cream, the absence of certain activities on the part of Cream, including share issuances (other than under existing options and warrants), acquisitions and dispositions, no untrue statements or omissions in Cream’s public disclosure and there being no material change in the status of the Nuevo Milenio project.

Additional Highlights of the Amended Offer

•	Total cash consideration of up to approximately Cdn$15.9 million is being offered by Endeavour under the Amended Offer.
•
The increased offer price of Cdn$0.14 per Share under the Amended Offer represents a premium of 105% over the average closing price of the Shares of Cdn$0.068 for the ten trading days ended September 24, 2010 (the last trading day prior to the announcement of the Initial Offer), a premium of 86% over the closing trading price of Cdn$0.075 on September 24, 2010, and a premium of 27% over the closing price of Cdn$0.11 on November 8, 2010.

Important Instructions to Shareholders Tendering their Shares

Shareholders who have already accepted the Initial Offer and wish to receive cash for their Shares already deposited will automatically receive the increased cash consideration of Cdn.$0.14 per Share under the Amended Offer when made, subject to the conditions of the Amended Offer being met or waived, and need not do anything further.

Shareholders who wish to accept the Amended Offer when made, or wish to elect to receive 0.02575 Endeavour Shares for each of their Cream Shares, should follow the instructions in the Notice of Variation and the amended Letter Transmittal and, if applicable, the amended Notice of Guaranteed Delivery when such documents are available.

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the Shares of Cream.  Such an offer can only be made pursuant to an offer to purchase and accompanying offering circular filed with the securities regulatory authorities in Canada.

Investors may obtain a copy of the Initial Offer, related Circular, Notice of Variation regarding the Amended Offer (when available) and other documents filed by Endeavour with the Canadian securities regulators under Cream at www.sedar.com.  These documents may also be obtained by contacting the information agent, Laurel Hill Advisory Group, toll free at 1-877-304-0211 or by email at assistance@laurelhill.com, or from Endeavour’s website or by directing their request to Endeavour by telephone at (604) 685-9775 or by fax at (604) 685-9744.

Shareholders in the United States should be aware that that the Amended Offer is being made for the outstanding securities of a Canadian issuer and the Circular and other documents filed by Endeavour with Canadian securities regulators relating to the Amended Offer have been prepared in accordance with disclosure requirements in Canada.  Such disclosure requirements are different than those of the United States.  The Amended Offer is being made in the United States pursuant to an exemption from U.S. tender offer rules provided by Rule 14d-1(c) promulgated under the U.S. Securities Exchange Act of 1934, as amended.  Endeavour has filed or will file with the United States Securities and Exchange Commission on

Form CB the Circular and other documents filed by Endeavour with Canadian securities regulators relating to the Amended Offer.  These filings are available under Cream at www.sec.gov.

Extension of Initial Offer

Endeavour will be filing a Notice of Extension in order to extend the expiry period of the Initial Offer of Cdn$0.12 in cash per Cream Share to 8:00 a.m. (Pacific time) on November 19, 2010 and will then file the Notice of Variation in respect of the Amended Offer prior to the extended expiry of the Initial Offer.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of aggressive silver production, reserve and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford Cooke"

BRADFORD COOKE
Chairman and Chief Executive Officer

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward Looking Statements

Certain statements contained in this news release, in addition to certain statements contained in the Offer, are “forward-looking statements”, as defined in applicable Canadian and United States securities laws.  Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of Endeavour to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including the risk that all conditions of the Offer will not be satisfied.  Many of these risks and uncertainties relate to factors that are beyond Endeavour’s ability to control or estimate precisely, such as future market conditions, changes in the regulatory environment and the behaviour of other market participants.  Endeavour cannot give any assurance that such forward-looking statements will prove to have been correct.  The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the Offer, Circular and Notice of Variation.  Endeavour disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.  Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Endeavour or Cream following completion of the Offer unless otherwise stated.